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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            U. S. Home systems, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    90335C100
                                 (CUSIP Number)

                             U.S. Home Systems, Inc.
                        750 State Highway 121, Suite 170
                             Lewisville, Texas 75067
                           Attention: Murray H. Gross
                                 (214) 488-6300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 5, 2001
              (Date of Event which Requires Filing this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 204.103d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S) 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                           --------------
CUSIP NO. 90335C100                   13D                         Page 2 of 5
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      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Mark Honigsfeld (S.S ###-##-####)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3
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      SOURCE OF FUNDS

 4    OO See (1) and PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            279,366 shares of common stock $0.001 par value per
                          share (2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             279,366 shares of common stock. $0.001 par value per
                          share (2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      279,366 shares of common stock, $0.001 par value per share (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%
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      TYPE OF REPORTING PERSON
14
      IN (2)
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  (1) See Item 3.

(2) Reporting person is the sole Trustee of the Mark Honigsfeld Revocable Living Trust, and therefore he holds the exclusive voting power of all 279,366 shares held in the trust. The Reporting Person is no longer the Trustee of the Ali Honigsfeld Trust (10,316 shares); Avi Honigsfeld Revocable Trust (10,316 shares); Dahlia Honigsfeld Revocable Trust (10,316 shares); and the Evan Honigsfeld Revocable Trust (10,316 shares), therefore, his ownership in Issuer's equity has fallen below the reporting threshold.

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                                                                Page 3 of 5
Item 1.         Security and Issuer

         The class of equity securities to which this amended statement on
Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of U.S. Home Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 750 State Highway 121, Suite 170, Lewisville, Texas 75067.

Item 2.         Identity and Background.

         This Statement is being filed on behalf of Mark Honigsfeld (hereinafter referred to in this Statement as the "Reporting Person") as Trustee of the Mark Honigsfeld Revocable Living Trust. As Trustee, the Reporting Person holds the exclusive voting power of all the shares held in the Mark Honigsfeld Revocable Living Trust. As reported in the initial Schedule 13D filing, the Reporting Person was originally the trustee of the Ali Honigsfeld Trust; Avi Honigsfeld Revocable Trust; Dahlia Honigsfeld Revocable Trust; and the Evan Honigsfeld Revocable Trust (collectively, the "Honigsfeld Family Trusts"); however, in connection with the transactions reported herein, the Reporting Person has ceased to be the trustee of the Honigsfeld Family Trusts, and therefore his beneficial ownership in the Issuer's equity has fallen below the reportable threshold.

         The principal place of residence for the Reporting Person is 969 East End Avenue, Woodmere, New York 11598.

         During the last five years, the Reporting Person has neither been convicted in a criminal proceeding, nor has such Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

         On February 15, 2001, the Issuer, formerly known as U.S. Pawn, Inc., merged its wholly-owned Delaware subsidiary with and into U.S. Remodelers, Inc., a Delaware corporation, with U.S. Remodelers, Inc. surviving. The Issuer subsequently reincorporated in Delaware and re-capitalized its equity with a four (4) for one (1) reverse stock split on all of its Common Stock through a merger with its wholly owned Delaware subsidiary. In connection with both of these mergers, the shareholders of U.S. Remodelers, Inc. exchanged their outstanding shares of U.S. Remodelers, Inc. common stock for an aggregate of 4,045,633 shares of U.S. Home Systems, Inc. (on a post-reverse stock split basis, the aggregate number of shares of Common Stock held as a result of this exchange results in the shareholders of U.S. Remodelers, Inc. holding 83% of the Issuer's outstanding Common Stock following the mergers and recapitalization). The Reporting Person's initial consideration consisted of his U.S. Remodelers, Inc. shares that were exchanged for Issuer's post- reverse stock split shares of common stock. The source and amount of funds for the recent change in beneficial ownership reported herein was provided by selling an aggregate of 20,025 shares of Common Stock for $2.82 per share and then using a portion of the sale proceeds to purchase 12,500 new shares of Common Stock in the name of the Mark Honigsfeld Revocable Living Trust.

Item 4.         Purpose of Transaction.

         The Reporting Person initially acquired and recently sold the securities covered by this Statement for investment purposes.

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                                                               Page 4 of 5

Item 5.        Interest in Securities of the Issuer.

         The Reporting Person is deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of an aggregate of 279,366 shares of the Common Stock as a net result of the following: (i) ceasing to be the trustee of the Honigsfeld Family Trusts; (ii) a recent acquisition of 12,500 shares of Issuer's Common Stock; and
(iii) the disposition of 20,025 shares of Issuer's Common Stock.

         Based upon the Issuer's stock transfer records as of October 5, 2001, there were 5,897,815 shares of the Common Stock issued and outstanding. The following chart represents the number of shares held by the Reporting Person and the percentage deemed to beneficially owned by such Reporting Person, as calculated pursuant to Rule 13d-3 of the Exchange Act as of October 5, 2001:

    --------------------- ------------------------- ---------------------
                                  Number of              Percentage of
       Reporting Person     Shares Held Indirectly         Ownership
       ----------------     ----------------------         ---------

    --------------------- ------------------------- ---------------------
    Mark Honigsfeld                 279,366                   4.7%

    --------------------- ------------------------- ---------------------

         Except as set forth herein, the Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On February 13, 2001, the Issuer entered into an Escrow Agreement with U.S. Remodelers, Inc., a Delaware corporation and the shareholders of U.S. Remodelers, Inc., whereby 10% of the Issuer's shares of Common Stock received by the U.S. Remodelers, Inc. shareholders as merger consideration (aggregating 404,564 shares of Common Stock) were placed in escrow to cover any indemnification claims against U.S. Remodelers, Inc. that may arise after the merger. Pursuant to this Escrow Agreement, U.S. Remodelers, Inc.'s aggregate liability for indemnification shall not exceed the lesser of the value of the shares held in escrow or $500,000. Additionally, any liability that might arise to the shareholders of U.S. Remodelers, Inc. will also be limited to the aggregate number of shares held in escrow thereunder. This Escrow Agreement is governed by the laws of the state of Colorado and expires on February 15, 2002.

         The Escrow Agreement was previously reported and filed as Exhibit 1 in the Reporting Person's initial Schedule 13D filing (See Item 7 below) and is hereby incorporated herein in its entirety by reference in response to this Item. The foregoing description of the terms and provisions of such document is provided in summary format only, and is qualified in its entirety by reference to such document.

Item 7.        Material to Be Filed as Exhibits.

         Exhibit 1. The Escrow Agreement, dated February 13, 2001, among the Issuer, U.S. Remodelers, Inc. and the shareholders of U.S. Remodelers, Inc. was filed as Exhibit 1 to the initial Schedule 13D filed on behalf of the Reporting Person on February 27, 2001, and is incorporated herein in its entirety by reference. The Escrow Agreement is not required to be restated or filed herewith pursuant to Rule 13d-2(e) of Regulation D (17 CFR(S) 240.13d-2(e)) and Rule 102 of Regulation S-T (17 CFR(S) 232.102).

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                                                                    Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  October 23, 2001




                                                /s/ Mark Honigsfeld
                                                ------------------------------
                                                    MARK HONIGSFELD